May 23, 2025

Daniel Tass
Chief Executive Officer
DBV Technologies S.A.
107 avenue de la R  publique
92320 Ch  tillon France

       Re: DBV Technologies S.A.
           Registration Statement on Form S-3
           Filed May 19, 2025
           File No. 333-287393
Dear Daniel Tass  :

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tyler Howes at 202-551-3370 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Evan Leitner, Esq.